Valgro Funds, Inc.
Initial Capital Agreement

Gentlemen:

The undersigned hereby purchases 12,000 shares of this fund at $10 per share, representing a total investment of $120,000 in shares of the fund.

The undersigned hereby represents that: (1) such purchase is for investment purposes, and (2) the undersigned has no present intention of redeeming or selling said shares before two years from the date the SEC declares the fund shares' registration effective.

Sincerely,

Robert Rintel